www.xperi.com

June 22, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE Mail Stop 3233

Washington, D.C. 20549

Attention:	Beverly Singleton Melissa Gilmore

Re:	Xperi Holding Corporation Form 10-K for the fiscal Year ended December 31, 2021 Filed February 24, 2022 Form 8-K Filed May 9, 2022 File No. 001-39304

Ladies and Gentlemen:

Xperi Holding Corporation (the “Company”) is submitting this letter in response to the letter of comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company dated June 8, 2022 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2021 and filed February 24, 2022 (“Form 10-K”) and Form 8-K furnished on May 9, 2022 (“Form 8-K” and, together with the Form 10-K, the “Filings”).

The numbered paragraphs below restate in bold and italics the numbered paragraphs in the Comment Letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comment. Unless indicated otherwise, the page numbers referenced in the Company’s responses below refer to page numbers in the respective Filings. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings ascribed to such terms in the respective Filings.

Form 8-K Furnished May 9, 2022

Exhibit 99.1 Earnings Release

Financial Outlook, page 2

1.

We note your full year 2022 outlook categories including operating expenses excluding COGS which is a non-GAAP measure. Please revise your label to clearly depict this is an adjusted measure as it reflects only certain adjustments rather than other entire GAAP line items. Additionally, clarify if COGS is synonymous for your cost of revenue financial statement label within your statements of operations

The Company respectfully advises the Staff that the term “COGS” is synonymous with the cost of revenue line item presented in the Condensed Consolidated Statement of Operations. Accordingly, the Company intends to revise the “Financial Outlook” table in its future earnings release and related Form 8-K as follows:

Corporate Headquarters

3025 Orchard Parkway

San Jose, CA 95134

T 1.408.321.6000

www.xperi.com

•
“COGS” will be re-labeled under the column “Category” as “Cost of revenue, excluding depreciation and amortization of intangible assets” to conform to the presentation in the Condensed Consolidation Statements of Operations;

•
“Operating Expense excluding COGS” under the column “Category” will be re-labeled as “Adjusted Operating Expenses,” and a footnote will be added to define Adjusted Operating Expense as “Total operating expenses less cost of revenue, excluding depreciation and amortization of intangible assets.”; and

•
A new category of “Total operating expenses,” a GAAP financial measure from the Condensed Consolidated Statements of Operations, will be added below the line item “Adjusted Operating Expenses.” We will also provide a reconciliation table of GAAP Outlook to Non-GAAP Outlook for Total Operating Expenses.

The following table shows the proposed presentation for future periods based on the guidance provided on May 9, 2022:

Category	GAAP Outlook	Non-GAAP Outlook
Revenue	$910M to $950M	$910M to $950M
Cost of revenue, excluding depreciation and amortization of intangible assets	$120M to $130M	$120M to $130M
Adjusted Operating Expenses *	$725M to $755M	$490M to $520M
Total Operating Expenses^	$845M to $885M	$610M to $650M
Interest Expense	~ $36M	~ $36M
Other Income	~ $3M	~ $3M
Cash Tax (net of refunds)	$33M to $35M	$33M to $35M
Basic Shares Outstanding	105M	105M
Diluted Shares Outstanding	107M	113M
Operating Cash Flow	$200M to $230M	$200M to $230M

* Defined as total operating expenses less cost of revenue, excluding depreciation and amortization of intangible assets. See tables for reconciliation of GAAP to non-GAAP differences.

^ See tables for reconciliation of GAAP to non-GAAP differences.

Diluted earnings per share attributable to the Company, page 8

2.	We note your reconciliation includes an adjustment for difference in shares used in the calculation. Please revise to provide an explanation as to the nature and calculation of this adjustment.

The Company respectfully advises the Staff that the difference in shares is due to excluding from share repurchase assumptions the impact from tax benefits related to equity and the impact from unamortized stock-based compensation. Because the Company excludes stock-based compensation in its reconciliation of GAAP to non-GAAP financial results, the Company concluded it is also appropriate to exclude the impact on diluted shares outstanding resulting from these variables. In future earnings releases and related furnished Form 8-Ks, the Company will include a footnote explaining the nature and calculation of this adjustment, and a reconciliation of weighted average number of shares as presented for GAAP purposes on the Condensed Consolidated Statement of Operations to the weighted average number of shares as presented in our non-GAAP presentation.

Corporate Headquarters

3025 Orchard Parkway

San Jose, CA 95134

T 1.408.321.6000

www.xperi.com

GAAP to Non-GAAP Reconciliations, page 8

3.

We note your adjustment of tax provision recorded in excess of cash taxes paid. Please tell us and provide an explanation as to the nature and calculation of this adjustment and the reasons why management believes this information is useful to investors and tell us your consideration to disclose these reasons pursuant to the guidance in Item 10(e)(1)(i)(C) of Regulation S-K.

The Company respectfully advises the Staff that “tax provision recorded in excess of cash taxes paid” represents an adjustment for the difference between the Company’s “Provision for (benefit from) income taxes,” as disclosed in its Condensed Consolidated Statement of Operations, and “Income taxes paid, net of refunds,” as disclosed in its Condensed Consolidated Statements of Cash Flows, to present a more normalized measure of its financial performance. We believe this presentation is useful for our investors and other readers of our financial statements, and we explained these reasons in the section of our earnings release entitled “Non-GAAP Financial Measures.” Specifically, such section disclosed that “... the non-GAAP measures used in this release provide investors with important perspectives into the Company’s ongoing business and financial performance and provide a better understanding of our core operating results reflecting our normal business operations.” The cash tax presentation is consistent with this statement as it provides investors and other readers a perspective into the Company’s financial performance that is more closely aligned with the actual cash used or generated by operations in a period, which we believe is useful in evaluating and assessing the Company’s performance in an operating period. Furthermore, we note cash taxes paid have been both higher and lower than the tax provision (benefit) reported in the past, due to high variability in GAAP tax rates, timing of foreign withholding taxes paid in connection with certain customers, recording tax valuation allowances, or reversing such allowances and other factors. In addition, the Company proposes to include a footnote in the reconciliation table in its future earnings release and related Form 8-K to explain how the “tax provision recorded in excess of cash taxes paid” is calculated.

* * *

We would greatly appreciate any assistance the Staff can provide in obtaining any expeditious review of this response letter.

Please contact the undersigned at (408) 321-6779 with any questions regarding the foregoing.

Very truly yours,

Xperi Holding Corporation

By:	/s/ Robert Andersen
Name:	Robert Andersen

cc:	Paul Davis, Chief Legal Officer

Corporate Headquarters

3025 Orchard Parkway

San Jose, CA 95134

T 1.408.321.6000